QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No.         )*

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

FOCAL COMMUNICATIONS CORPORATION (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
344155106 (CUSIP Number)
James N. Perry	Dennis M. Myers
Madison Dearborn Partners, Inc.	Kirkland & Ellis
Three Bank One Plaza, Suite 3800	200 E. Randolph Drive
Chicago, Illinois 60602	Chicago, Illinois 60601
(312) 895-1000	(312) 861-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
October 26, 2001 (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  / /.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 344155106	13D	Page 2 of 16 Pages

(1)	Names of Reporting Persons./I.R.S. Identification Nos. of Above Persons (Entities Only)
Madison Dearborn Capital Partners IV, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
79,842,311* (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
79,842,311* (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
79,842,311* (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 31.79% (See Item 5)

(14)	Type of Reporting Person PN

CUSIP No. 344155106	13D	Page 3 of 16 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Partners IV, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
79,842,311* (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
79,842,311* (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
79,842,311* (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11) Approximately 31.79% (See Item 5)

(14)	Type of Reporting Person PN

CUSIP No. 344155106	13D	Page 4 of 16 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Partners, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
79,842,311* (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
79,842,311* (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
79,842,311* (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11) Approximately 31.79% (See Item 5)

(14)	Type of Reporting Person OO

CUSIP No. 344155106	13D	Page 5 of 16 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Capital Partners, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
21,606,425 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
21,606,425 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
21,606,425 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11) Approximately 12.61% (See Item 5)

(14)	Type of Reporting Person PN

CUSIP No. 344155106	13D	Page 6 of 16 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Partners, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
21,606,425 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
21,606,425 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
21,606,425 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11) Approximately 12.61% (See Item 5)

(14)	Type of Reporting Person PN

CUSIP No. 344155106	13D	Page 7 of 16 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Madison Dearborn Partners, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
21,606,425 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
21,606,425 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
21,606,425 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11) Approximately 12.61% (See Item 5)

(14)	Type of Reporting Person CO

Key

*
This total number of shares of Common Stock includes the shares of Common Stock that Madison Dearborn Capital Partners IV, L.P. ("MDCP IV") may acquire beneficial ownership of upon conversion of its (i) 26,376.828 shares of Preferred Stock, which MDCP IV purchased on October 26, 2001, and (ii) $52,753,656 convertible loan to the Company which MDCP IV made to the Company on October 26, 2001. As of October 26, 2001, the 26,376.828 shares of Preferred Stock were convertible into 26,614,104 shares of Common Stock and the $52,753,656 convertible loan was convertible into 53,228,207 shares of Common Stock.

  Item 1. Security and Company.

    The Company is Focal Communications Corporation, a Delaware corporation (the "Company"). The class of equity security to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company. The name and address of the principal executive offices of the Company are Focal Communications Corporation, 200 N. LaSalle Street, Suite 1100, Chicago, Illinois 60601.

  Item 2. Identity and Background.

    (a) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

  MDCP IV, a Delaware limited partnership, by virtue of its deemed beneficial ownership of 79,842,311 shares of Common Stock.

  Madison Dearborn Partners IV, L.P. ("MDP IV"), a Delaware limited partnership, by virtue of its being the sole general partner of MDCP IV.

  Madison Dearborn Partners, L.L.C. ("MDP"), a Delaware limited liability company, by virtue of its being the sole general partner of MDP IV.

  Madison Dearborn Capital Partners, L.P. ("MDCP"), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 21,606,425 shares of Common Stock.

  Madison Dearborn Partners, L.P. ("MDP, L.P."), a Delaware limited partnership, by virtue of its being the sole general partner of MDCP.

  Madison Dearborn Partners, Inc. ("MDP, Inc."), a Delaware corporation, by virtue of its being the sole general partner of MDP, L.P.

all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

    Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

    Certain information required by this Item 2 concerning the executive officers and the directors of MDP, Inc. and MDP, L.L.C. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

8 of 16 Pages

    (b) The address of the principal business office of each of the Reporting Persons is:

    Three First National Plaza
    Suite 3800
    Chicago, Illinois 60602

    (c) Each of the Reporting Persons is a private equity investment fund. MDCP IV and MDCP are principally engaged in the business of investing in securities. MDP IV is engaged primarily in the business of serving as the general partner for MDCP IV. MDP is engaged primarily in the business of serving as the general partner for MDP IV. MDP, L.P. is engaged primarily in the business of serving as the general partner for MDCP. MDP, Inc. is engaged primarily in the business of serving as the general partner for MDP, L.P. Dispositive and voting power of the securities owned by MDCP IV are shared by MDP IV and an advisory committee of limited partners of MDP. Dispositive and voting power of the securities owned by MDCP are shared by MDP, L.P. and an advisory committee of limited partners of MDP, Inc.

    (d)-(e)  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

    None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3. Source and Amount of Funds or Other Consideration.

    On October 26, 2001, MDCP IV acquired 26,376.828 shares of 8% Series A Redeemable Voting Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") for $26,562,500. Each share of Preferred Stock is convertible at any time, at MDCP IV's option, into a number of shares of Common Stock equal to the sum of $1,000 per share plus accrued and unpaid dividends (the "Liquidation Value") divided by the conversion price in effect. The terms upon which the Preferred Stock may be converted into Common Stock are set forth in the Certificate of Designation filed by the Company with the Secretary of State of the State of Delaware on October 26, 2001, which is Exhibit F hereto. At this time, the conversion price at which the shares of Preferred Stock may be converted into Common Stock is $0.99108459283. As of October 26, 2001, the Preferred Stock was convertible into 26,614,104 shares of Common Stock. MDCP IV's source of funds for the acquisition of shares was capital contributions from MDCP IV's investors.

    Also on October 26, 2001, MDCP IV made a loan to the Company in the principal amount of $52,753,656. The convertible loan is convertible at any time at MDCP IV's option into a number of shares of Common Stock equal to the sum of the principal amount of the loan being converted plus all accrued and unpaid interest on the loan divided by the conversion price in effect. The terms upon which the convertible loans may be converted into Common Stock are set forth in a Conversion Agreement between the Company and the holders of the loans, which is Exhibit G hereto. At this time, the conversion price at which the loans may be converted into Common Stock is $0.99108459283. As of October 26, 2001, the convertible loan was convertible into 53,228,207 shares of Common Stock. MDCP IV's source of funds for this loan was capital contributions from MDCP IV's investors.

9 of 16 Pages

    On November 27, 1996, MDCP acquired 46,153.85 shares of Focal Communications Corporation's (now known as Focal Communications Corporation of Illinois, the "Former Focal Communications Corporation") class A common stock, $0.01 par value per share for $2,325,581.40. MDCP's source of funds for the acquisition of such shares was capital contributions from MDCP's investors. On June 30, 1997, pursuant to a plan of reorganization and agreement by and among the Company, the Former Focal Communications Corporation and its subsidiaries, the Company was formed as a holding company for the Former Focal Communications Corporation and its subsidiaries, and all of the stockholders of the Former Focal Communications Corporation, including MDCP, exchanged their shares in the Former Focal Communications Corporation for the exact number and terms of shares in the Company. In connection with the Company's initial public offering, all of the Company's stockholders, including MDCP, converted all classes of common stock, including the class A common stock, into shares of the Company's Common Stock. At this time, MDCP owns 21,606,425 shares of the Company's Common Stock.

  Item 4. Purpose of Transaction.

    On November 27, 1996, the Former Focal Communications Corporation issued an aggregate of 79,384.62 shares of such company's class A common stock to certain investors, including MDCP, and certain executives pursuant to a stock purchase agreement dated the date thereof.

    On June 30, 1997, pursuant to a Plan of Reorganization and Agreement between the Company and the Former Focal Communications Corporation whereby the Company became the holding company of the Former Focal Communications Corporation and its subsidiaries, the Company issued an aggregate of 57,509,555 shares of common stock to the existing stockholders of the Former Focal Communications Corporation in exchange for an equal number of shares of such classes of common stock of the Former Focal Communications Corporation. The issuance of these securities was exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act, as exempt securities.

    In August 1999, the Company completed its initial public offering of its Common Stock. In connection therewith, all of the Company's stockholders converted their various classes of common stock into the Company's Common Stock.

    On October 26, 2001, the Company completed certain transactions which were part of a recapitalization of the Company (the "Recapitalization") designed to provide it with sufficient financing to implement its revised business plan and improve its existing capital structure. As part of the Recapitalization, the Company issued $50 million of Preferred Stock and incurred $100 million in senior debt in the form of convertible loans. MDCP IV purchased 26,376.828 shares of Preferred Stock and made $52,753,656 in convertible loans to the Company to demonstrate its commitment to the Company's long-term business plan.

    As described above, MDCP IV will also have the right to acquire additional shares of Common Stock in the future as a result of the accrual of dividends on the Preferred Stock and the accrual of interest on the convertible loans.

    The Preferred Stock will accrue dividends on a daily basis from the date of issuance at a rate of 8% per annum on the sum of $1,000 plus all accumulated dividends. Unless otherwise agreed to by the holders of a majority of the Preferred Stock, all dividends accruing before the fifth anniversary of the closing date of the Recapitalization (the "Closing Date") will not be paid in cash, but will accrue and become part of the Liquidation Value. After that date, the Company may, at its election, pay dividends on the Preferred Stock in cash. To the extent not paid on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2001, all dividends that have accrued during the three-month period ending on each of these dates will be accumulated and will remain accumulated dividends until paid. In addition to preferential dividends, the Preferred Stock will also share pro rata

10 of 16 Pages

in any dividends on the Common Stock, on the basis of the number of shares of Common Stock into which the Preferred Stock is convertible.

    Until the fifth anniversary of the Closing Date, the Company is also prohibited from paying interest on the convertible loans in cash. Interest accrues on the loans at a rate of 8% per annum, compounded quarterly, on the sum of the principal amount of the loans plus unpaid interest accrued in prior quarters. Interest on the convertible loans will compound quarterly and become part of the principal amount of the convertible loans. After the fifth anniversary, the Company may pay interest in cash or allow interest to compound quarterly and become part of the principal amount of the loans. In the event that the Company declares or pays any dividends on its Common Stock, it must also declare and pay to the holders of the loans at the same time equal to the dividends that would have been declared and paid with respect to the Common Stock issuable upon conversion of the loans.

    In the event of a change of control of the Company occurs prior to the fifth anniversary of the Closing Date, dividends on the Preferred Stock and interest on the convertible loans will be calculated as if the change of control occurred on the fifth anniversary of the Closing Date. This will increase the liquidation preference of the Preferred Stock and the principal amount of the loans, and therefore increase the number of shares of Common Stock issuable upon conversion of the Preferred Stock or the convertible loans.

    Except as described in this Item 4 and in Item 6 below, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future. In determining from time to time whether to sell their shares of the Company's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

    The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

  Item 5. Interest in Securities of the Company.

    (a)-(b)  As of October 26, 2001, MDCP IV had the shared power to vote or to direct the vote and shared power to dispose or to direct disposition of 79,842,311 shares of Common Stock (on an as-converted basis as described in the key above), constituting approximately 31.79% of the outstanding Common Stock of the Company. MDP IV, as the general partner of MDCP IV, and MDP, as the general partner of MDP IV, may be deemed to have the shared power to vote and dispose of the 79,842,311 shares of Common Stock.

    In addition, as of October 26, 2001, MDCP had the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 21,606,425 shares of Common Stock, constituting approximately 12.61% of the outstanding Common Stock of the Company. MDP, L.P., as the general partner of MDCP, and MDP, Inc., as the general partner of MDP, L.P., may be deemed to have the shared power to vote and dispose of the 21,606,425 shares of Common Stock.

    Because of the common ownership (see Schedule A filed herewith and incorporated herein by reference) of the Reporting Persons and pursuant to Rule 13d-5(b)(1) under the Exchange Act, each of

11 of 16 Pages

the Reporting Persons may be deemed as members of a group to have beneficial ownership of 101,448,736 shares of Common Stock, the aggregate number of shares of Common Stock held by MDCP IV and MDCP, representing approximately 40.39% of the outstanding Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

    The filing of this Schedule 13D by MDCP IV, MDP IV, MDP, MDCP, MDP, L.P., and MDP, Inc. shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

    All of the percentages calculated in this 13D are based upon an aggregate of 171,347,924 shares outstanding as of October 26, 2001 as disclosed in the Company's Registration Statement on Form S-3 filed with the Commission on October 30, 2001.

    (c) Except for the transaction reported on this statement, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past 60 days.

  Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Company.

Purchase Agreement

    On August 9, 2001, the Company entered into a Preferred Stock Purchase and Loan Commitment Agreement with MDCP IV, Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership and Battery Ventures III, L.P., in the form attached hereto as Exhibit B (the "Purchase Agreement"). The Purchase Agreement was subsequently amended on September 21, 2001, among other things, to reallocate a portion of the purchase and loan commitments to Great Hill Equity Partners II Limited Partnership and certain of its affiliates and to Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC (together with MDCP IV, Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership and Battery Ventures III, L.P., the "Investors") pursuant to a Joinder Agreement and Amendment No. 1 to the Purchase Agreement (the "Joinder Agreement") in the form attached hereto as Exhibit C (which is incorporated herein by reference).

    Pursuant to the Purchase Agreement, the Investors agreed to purchase an aggregate of 50,000 shares of Preferred Stock for $1,000 per share of Preferred Stock, or $50.0 million in the aggregate, and the making of $100.0 million in the aggregate principal amount of convertible loans by the Investors to the Company. Except as otherwise required by law, the Preferred Stock will vote with the holders of the Company's Common Stock on an as-if-converted basis on all matters, and the affirmative vote of the holders of a majority of the Preferred Stock, voting as a separate class, will be required to approve extraordinary corporate transactions that could adversely effect the rights, preferences or privileges of the Preferred Stock. The Company must obtain the approval of the holders of at least a majority of the then outstanding shares of Preferred Stock prior to taking certain actions as set forth in the Purchase Agreement. Except as otherwise required by law, the Loans will vote with the holders of the Company's Common Stock on an as-if-converted basis on all matters.

    The holders of Preferred Stock and the underlying Common Stock into which it is converted or convertible ("Purchaser Securities") shall have the right to designate two representatives for election to the Company's Board of Directors, one of whom shall be selected by the holders of a majority of Purchaser Securities then in existence and one of whom shall be selected by Great Hill Equity Partners II Limited Partnership and certain of its affiliates (the "Great Hill Entities") so long as the Great Hill Entities and their affiliates continue to hold at least 50% of the Purchaser Securities originally issued to the Great Hill Entities under the Purchase Agreement. If the Great Hill Entities cease to be entitled to select a representative, such representative will be selected by the holders of a majority of Purchaser

12 of 16 Pages

Securities. Following the Closing Date, the Company's Board of Directors will increase the size of the Company's Board of Directors by two directors and fill the vacancies with the Investors' two designees. For so long as any Preferred Stock remains outstanding, at any subsequent Special Meeting of Stockholders at which the terms of the Board representatives appointed to the Board of Directors by the holders of the Preferred Stock expires, the Board representatives designated by the holders of the Preferred Stock shall be elected by the affirmative vote of the holders of a majority of the issued and outstanding shares of Preferred Stock, voting separately as a class. The Board representative(s) elected by the holders of Preferred Stock shall not be divided into classes and shall be in addition to the maximum number of directors who may be elected by the holders of the Company's Common Stock. At such time as no Preferred Stock remains issued and outstanding, the term of the Board representatives designated by the holders of Preferred Stock will expire automatically, and thereafter the Company has agreed to nominate the Board representative(s) designated by the holders of a majority of the Purchaser Securities then outstanding for election to the Board of Directors by the holders of Common Stock and solicit proxies from the Company's stockholders in favor of the election of such Board representative(s). After such time as no Preferred Stock remains outstanding, the Board representatives selected by the holders of Purchaser Securities shall be divided into classes and shall be included in the maximum number of directors who may be elected by the holders of the Company's Common Stock in accordance with the provisions of the Company's by-laws.

    The right of holders of Purchaser Securities to designate a Board representative shall terminate at such time as the holders of Purchaser Securities cease to hold Purchaser Securities equal to at least 25% of the amount of Purchaser Securities initially issued to the Investors on the Closing Date. If the rights of the holders of Purchaser Securities, as the case may be, to designate a Board representative cease under the immediately preceding sentence, then (1) the Board of Directors may terminate the term of either Board representative by the affirmative vote of the Board of Directors (in which vote the Board representative whose term of office the Board of Directors seeks to terminate shall not participate) if such director was designated by a vote of the Preferred Stock voting separately or (2) the Company may use commercially reasonable efforts to effect the removal of such director if such director was elected by the holders of the Company's Common Stock. So long as the holders of Preferred Stock retain the right to designate a Board representative, such director may be removed as provided in the preceding sentence, or, so long as the holders of Preferred Stock retain the right to designate a Board representative, by the holders of a majority of the Preferred Stock.

Registration Rights Agreement

    In connection with the Recapitalization of the Company on October 26, 2001, the Company entered into an amended and restated registration rights agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement") with the Investors and certain holders of the Company's Common Stock.

    The Registration Rights Agreement provides that (1) the Investors may demand certain registrations on Form S-1 as follows: (i) MDCP IV may demand two registrations on Form S-1 with respect to the stock held by it prior to the Recapitalization, and (ii) Frontenac VIII Limited Partnership and certain of its affiliates and Battery Ventures III, L.P. and certain of its affiliates may each demand one registration on Form S-1 with respect to the stock held by them prior to the Recapitalization; and (2) certain other holders of Common Stock and Preferred Stock may demand certain registrations on Forms S-1, S-2 and S-3 as follows: (i) the holders of 8% of all shares of Common Stock subject to the registration agreement prior to the Recapitalization may demand an unlimited number of registrations on Form S-2 or Form S-3; (ii) the holders of a majority of the Common Stock issued upon conversion of the Preferred Stock and the Loans may request two registrations on Form S-1 and an unlimited number of registrations on Form S-2 and Form S-3; and (iii) the holders of the Preferred Stock may, at any time after the first anniversary of the Closing Date,

13 of 16 Pages

request one demand registration on either Form S-1, S-2 or S-3, which may be a shelf registration statement, if available. In addition, the Investors and other holders of Common Stock and Preferred Stock will have unlimited "piggyback" registration rights under which they will have the right to request that the Company register their shares of Common Stock whenever the Company registers any of the Company's securities under the Securities Act and the registration form to be used may be used for the registration of their shares of Common Stock. Such "piggyback" registration rights will not be available if the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including shares of Common Stock owned by holders of "piggyback" registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering or for registrations undertaken because of a demand registration.

  Item 7. Material to be filed as Exhibits.

Exhibit A—	Agreement Re Joint Filing of Schedule 13D.
Exhibit B—	Preferred Stock Purchase and Loan Commitment Agreement (incorporated by reference from the Company's Form 8-K filed on August 29, 2001).
Exhibit C—	Joinder Agreement and Amendment No. 1 to Preferred Stock Purchase and Loan Commitment Agreement (incorporated by reference from the Company's Form 8-K filed on September 27, 2001).
Exhibit D—	Registration Rights Agreement (incorporated by reference from the Company's Form 8-K filed on October 29, 2001).
Exhibit E—	Certificate of Designation for the Preferred Stock (incorporated by reference from the Company's Form 8-K filed on October 29, 2001).
Exhibit F—	Conversion Agreement (incorporated by reference from the Company's Form 8-K filed on October 29, 2001).

14 of 16 Pages

SIGNATURES

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 5, 2001	MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
	By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner
	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner
	By:	/s/ Gary J. Little
	Its:	Managing Director
MADISON DEARBORN PARTNERS IV, L.P.
	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner
	By:	/s/ Gary J. Little
	Its:	Managing Director
MADISON DEARBORN PARTNERS, L.L.C.
	By:	/s/ Gary J. Little
	Its:	Managing Director
MADISON DEARBORN CAPITAL PARTNERS, L.P.
	By:	Madison Dearborn Partners, L.P.
	Its:	General Partner
	By:	Madison Dearborn Partners, Inc.
	Its:	General Partner
	By:	/s/ Gary J. Little
	Its:	Managing Director

MADISON DEARBORN PARTNERS, L.P.
By:	Madison Dearborn Partners, Inc.
Its:	General Partner
By:	/s/ Gary J. Little
Its:	Managing Director
MADISON DEARBORN PARTNERS, INC.
By:	/s/ Gary J. Little
Its:	Managing Director

Schedule A

    The following individuals are executive officers of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn Partners, L.P., which is the general partner of Madison Dearborn Capital Partners, L.P.: Paul R. Wood, Thomas R. Reusché, David F. Mosher, Gary J. Little, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, William J. Hunckler III, James N. Perry Jr., Justin S. Huscher, Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, James H. Kirby, Robin P. Selati, Andrew E. Sinwell, Thomas S. Souleles, Mary E. Secrist, Michael J. Wilson, Katherine M. Kloss, Mary E. Jordan and Thomas E. McDonough. John A.Canning, Jr. is also the sole director of MDP, Inc.

    The following individuals are executive officers of Madison Dearborn Partners, L.L.C., the general partner of Madison Dearborn Partners IV, L.P., which is the general partner of Madison Dearborn Capital Partners IV, L.P.: Paul R. Wood, Thomas R. Reusché, David F. Mosher, Gary J. Little, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, William J. Hunckler III, James N. Perry Jr., Justin S. Huscher, Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, James H. Kirby, Robin P. Selati, Andrew E. Sinwell, Thomas S. Souleles, Mary E. Jordan, Katherine M. Kloss, Thomas E. McDonough, Mary E. Secrist and Michael J. Wilson.

QuickLinks

SIGNATURES
Schedule A